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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                           For the month of July 2007

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                                   JACADA LTD.
                 (Translation of registrant's name into English)

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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F
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Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes             No   X
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Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes             No   X
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No   X
    -----          -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- _N/A__

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                                    CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release: Jacada Signs Material Contract with Harrah's Operating Company, Inc.

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

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.



                                JACADA LTD.

                                By: /s/ TZVIA BROIDA
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                                Name:   Tzvia Broida
                                Title:  Chief Financial Officer

Dated: July 19, 2007

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
 Jacada Signs Material Contract with Harrah's Operating Company, Inc.

 Jacada Contact Center Solutions Selected to Enhance Customer Service

    ATLANTA--(BUSINESS WIRE)--July 19, 2007--Jacada Ltd.
(Nasdaq:JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced that it has entered into a material agreement with Harrah's Operating Company, Inc. Revenue from the contract will be recognized in future quarters.

    Casino-entertainment resort providers rely on superior customer service to drive customer loyalty and to gain a competitive advantage. In order to build on a history of excellent customer service, Harrah's searched for solutions to further simplify and automate the customer service desktop for their customer service agents. After completing significant due diligence, including head-to-head pilots involving competing solution providers, Jacada was selected to implement a unified service desktop to simplify and automate the operations within Harrah's contact centers.

    "Jacada is proud to partner with a company that represents one of the world's most recognizable brands," stated Paul O'Callaghan, president of Jacada.

    Using the Jacada unified service desktop, Harrah's customer service agents will be able to provide customers an enhanced service experience by providing a more comprehensive and timely view of available properties and services. Using the non-invasive application integration capabilities of the Jacada solution, the new unified service desktop will be delivered without having to modify or replace any of the existing business systems.

    "Consumer driven organizations and industries across a wide business spectrum are rapidly realizing that simplifying the interaction between its customer service agents and its clients, not only improves customer satisfaction and loyalty, but opens the door to dramatically increased profitability and market share," said Joe Horne, vice president of Americas sales for Jacada. "Harrah's is wisely making the reservations process easier for both agents and customers, which will continue to enhance customer loyalty by reducing call time and improving the success rate of up-sell and cross-sell programs."

    About Jacada

    Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, "intelligent" workspace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada has more than 1200 customers and operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com.

    This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

    CONTACT: Jacada
             Media Contact:
             Cindy Curtin, 770-352-1300
             ccurtin@jacada.com